SEC File Number: 001-39649

CUSIP: 368036109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

Gatos Silver, Inc. is filing this Amendment No. 1 to its previously filed Form 12b-25 as it no longer expects to file its Annual Report on Form 10-K for the year ended December 31, 2022 on or before the fifteenth calendar day following the prescribed due date.

PART I — REGISTRANT INFORMATION

Gatos Silver, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

925 W Georgia Street, Suite 910

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 3L2

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gatos Silver, Inc. (“Gatos Silver” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”). As disclosed in the Company’s Current Report on Form 8-K filed on April 3, 2023, on March 31, 2023, the Company determined that there was an understatement in the net deferred tax assets in its 70%-owned Los Gatos Joint Venture (“LGJV”) that originated in 2021. Based on preliminary analysis, the required adjustments primarily relate to the timing and recognition of net deferred tax assets and liabilities at the LGJV. The adjustments require the restatement of previously issued financial statements of the Company and of the LGJV for the year ended December 31, 2021 and the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 (the “Affected Periods”). The Company is also assessing potential adjustments required from the impact of the timing and recognition of the priority distribution obligation and subsequent payments on the previously recognized income from affiliates. The Company continues to believe that all adjustments will be non-cash items. The Company is unable to file its 2022 Form 10-K until the restatement of the financial statements for the Affected Periods is complete. The Company is working expeditiously to complete the restatement of the financial statements for the Affected Periods and file its 2022 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

André van Niekerk	(604) 424-0984
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company will file an Annual Report on Form 10-K/A for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously provided a preliminary estimate of required adjustments to the financial statements previously issued for the year ended December 31, 2021 in its Current Report on Form 8-K filed on April 3, 2023, and cautioned that as the Company continues to complete its work to finalize the adjustments, these preliminary estimates may change. As discussed above, the Company is conducting a review of the timing and recognition of deferred tax assets and liabilities at the LGJV and the timing and recognition of income from affiliates at the Company. Currently, the Company is unable to provide a reasonable estimate of the anticipated changes, as the deferred tax asset valuation may be subject to different account treatments than previously estimated. The Company is in the process of determining the proper accounting treatment under US GAAP for the recognition of the deferred tax asset. The Company believes that all changes relate to non-cash items.

Gatos Silver, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2023	By:	/s/ André van Niekerk
André van Niekerk
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).